FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Merus Labs International Inc. (“Merus”) Suite 2007, 1177 West Hastings Street Vancouver, BC V6E 2K3

2.	Date of Material Change

January 5, 2012

3.	News Release

A press release was disseminated on January 5, 2012 by Marketwire.

4.	Summary of Material Change

Merus announced the appointment of Mr. Elie K. Farah as the President and a director of Merus.

5.	Full Description of Material Change

See press release attached as Schedule A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

None

8.	Executive Officer

For further information please contact Ahmad Doroudian, CEO at 604-805-7783

9.	Date of Report

January 6, 2011

SCHEDULE A

Merus Labs Appoints A New President

Toronto, January 5, 2012 - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL] [NASDAQ: MSLI] is pleased to announce the appointment of Mr. Elie K. Farah as President, effective January 5, 2012. Mr. Farah brings operational expertise, as well as experience in product and company acquisitions, integration of management teams, and licensing and partnership of products with large pharmaceutical organizations.

"The appointment of Mr. Farah will further strengthen our management team and facilitate Merus' next stage of growth as we assess product acquisition opportunities to expand upon the Company's current product portfolio." said Ahmad Doroudian, CEO of Merus. He added, "Mr. Farah will play a major role in the key strategic decisions that will shape the Company's development as a specialty pharmaceutical company."

Mr. Farah brings a wealth of experience from his time at Boehringer Ingelheim GmbH, an international pharmaceutical company based in Germany. Mr. Farah headed their global mergers and acquisitions initiative where he managed, executed and oversaw strategic transactions across Europe and the Americas. While at Boehringer Ingelheim he worked at the North American holding company in Canada and subsequently at the global headquarters in Germany.

Most recently, Mr. Farah was the President and CFO of Transition Therapeutics Inc. During his time at Transition Therapeutics, Mr. Farah played an instrumental role in the company listing on NASDAQ, completing equity financings, managing and executing multiple company acquisitions as well as licensing agreements with large pharmaceutical companies.

He holds an MBA and an MAcc in addition to the following designations; Chartered Financial Analyst (CFA) and Chartered Accountant (CA). In addition to Mr. Farah's role as President, he has also been appointed to the board of directors of Merus.

Forward-looking Statements:

This press release may contain forward-looking statements that involve risks and uncertainties including statements relating to our next stage growth, product acquisition opportunities and expansion of our current product portfolio as well as Mr. Farah’s role in strategic acquisitions and the Company’s development as a specialty pharmaceutical company. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Merus' current judgment, actual results will almost always vary as a result of various factors. Except as required by applicable law, Merus does not intend to update any of the forward-looking statements so as to conform these statements to actual results. Investors should refer to the risks disclosed in Merus' reports filed from time to time with securities regulatory authorities.

For further information:

About Merus, please contact:

Ahmad Doroudian
Chief Executive Officer
Tel: 604.805.77833